For the period ended (a) 2/28/97
File number (c) 811-3712

                         SUB-ITEM 77 D

          Policies with Respect to Security Investments

     On   October  30,  1996  the  Fund's  shareholders
approved the following changes to the Fund's investment policies:

          Approval  of  an  amendment  of  the   Fund's
     fundamental   investment   restriction   regarding
     investment in shares of other investment companies which would allow the Fund to invest up to 10% of its total assets in shares of other companies.

          Approval  of  an  amendment  of  the   Fund's
     fundamental   investment   restriction   regarding
     unseasoned issuers which would prohibit the Fund from purchasing any security if as a result the Fund would have more than 5% of its total assets invested in securities of companies less than three years old.